UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

COMMISSION FILE NUMBER 1-15150

The Dome Tower
Suite 3000, 333 - 7th Avenue S.W. Calgary, Alberta
Canada T2P 221
(403) 298-2200
and
US Bank Tower
Suite 2200, 950 - 17th Street Denver, Colorado
United States of America 80202-2805 (720) 279-5500

Caroline Ogston
(403)693-4953

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.02 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

SECTION 2 - RESOURCE EXTRACTION ISSUED DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Enerplus Corporation (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of ltem 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.enerplus.com/wp-content/uploads/2024/05/ESTMA-Reporting-2023.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

EXHIBIT 2.01 - Extractive Sector Transparency Measures Act – report for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENERPLUS CORPORATION

BY:	/s/ David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: May 30, 2024